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SEC FILE NUMBER
8- 37444

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One William Street 9th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

486 Madison Avenue 3rd Floor (Address) New York (City) New York (State) 10022 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent DiBella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities Corp., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Banca IMI Securities Corp.

Statement of Financial Condition

December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Banca IMI Securities Corp.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banca IMI Securities Corp. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Banca IMI Securities Corp.'s auditor since 2018.

New York, New York
February 27, 2020

Banca IMI Securities Corp.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 608,886
Cash Segregated Under Federal and Other Regulations	2,000,000
Financial Instruments Owned, at fair value	111,663,538
Receivables From Brokers, Dealers and Clearing Organizations	5,342,278
Receivable From Affiliates	3,387,260
Receivable From Affiliated Customers	3,373,348
Receivable From Non-Affiliated Customers	1,301,454
ROU Operating Lease Asset	1,965,715
Fixed Assets, at cost (net of accumulated depreciation and amortization of $1,671,972)	302,035
Deferred Taxes	516,424
Taxes Receivable	1,264,098
Other Assets	1,883,652
Total assets	$ 133,608,688

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to Brokers, Dealers and Clearing Organizations	3,740,638
Payables to Affiliated Customers	597,906
Interest and Dividends Payable	163,236
Operating Lease Liability	1,965,715
Accounts Payable and Accrued Expenses	2,742,008
Total liabilities	9,209,503
Leases (Note 8)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(22,100,815)
Total stockholder's equity	124,399,185
Total liabilities and stockholder's equity	$ 133,608,688

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which is wholly owned by IMI Investments S.A., which in turn is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa Sanpaolo S.p.A. (the "Group").

As part of Banca IMI's investment banking group, the Company serves as a distributor of European equities in an agency capacity, on behalf of Banca IMI as well as execution of European fixed income instruments to U.S. institutional investors and, conversely, of U.S. products to the Group's European customer base.

Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Note 2. Significant Accounting Policies

Basis of Presentation: The financial statement includes the accounts of Banca IMI Securities Corp., and are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally two business days after the trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Note 2. Significant Accounting Policies (continued)

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2019 and do not expect any in the next twelve months.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

New accounting pronouncements

On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component.

Note 2. Significant Accounting Policies (continued)

Adoption of the leasing standard has resulted in the recognition of operating right-of-use assets and operating lease liabilities of $3.26 million as of January 1, 2019. This amount was determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. Disclosure about the Company's leasing activities are presented in Note 8 – Leases.

Note 3. Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned measured at fair value on a recurring basis follows.

U.S. Government securities - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

Money Market Fund – The fair value is determined by the fund administrator. The fund seeks to preserve the value at $1.00 per share.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2019.

Note 3. Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
U.S. Treasury Notes	$ 80,263,538	-	-	$ 80,263,538
Money Market Fund	31,400,000			31,400,000
	$ 111,663,538	-	-	$ 111,663,538

At December 31, 2019, there were no financial instruments owned that were pledged to counterparties.

Note 4. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2019. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 5. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2019:

Assets:	
Receivables from brokers, dealers and clearing organizations	168,255
Receivable from affiliates	3,387,260
Receivable from affiliated customer	3,373,348
ROU operating lease asset	1,922,938
Other assets	15,000
Total assets	$ 8,866,801
Liabilities:	
Payable to affiliated customer	597,906
Operating Lease Liability	1,922,938
Total liabilities	$ 2,520,844

The Company has a $200 million and a 20 million euro line of credit from the Group. As of December 31, 2019, the Company has not drawn on the line of credit.

Note 6. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 7. Fixed Assets

A summary of fixed assets as of December 31, 2019, is as follows:

Equipment	$ 1,074,742
Leasehold improvements	549,087
Furniture and fixtures	350,178
	1,974,007
Less accumulated depreciation and amortization	(1,671,972)
Fixed assets, net	$ 302,035

Note 8. Leases

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2020	$ 608,245
2021	608,245
2022	608,245
2023	405,497
2024	-
Thereafter	-
Total undiscounted lease payments	$ 2,230,232
Less: inputed interest	(264,517)
Net lease liabilities	$ 1,965,715

Note 8. Leases (continued)

Annual commitments under leases aggregate $19,402 in 2020, $19,401 in 2021, $13,474 in 2022 and $539 in 2023

Lessee Arrangements

The Company enters into leases in the normal course of business primarily for financial centers, business development, back-office operations and information technology equipment. The Company's leases have remaining terms ranging from 3 to 4 years. The Company's leases do not include residual value guarantees or covenants.

Leases are classified as operating leases at the lease commencement date. Lease expense is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses an incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the prime rate, adjusted for the lease term and other factors. The Company's rate used was 5% for all current leases. The Company's weighted average life of its leases is approximately 3.5 years. There are no provisions for extensions.

Righ-of-use assets:	
Operating Leases	$ 1,965,715
Lease liabilities:	
Operating Leases	$ 1,965,715

Note 9. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Note 10. New Capital Requirements (continued)

At December 31, 2019, the Company had net capital of $115,747,425, which was $114,747,425 in excess of the required net capital of $1,000,000. The Company had a Net Capital to Aggregate Debit Items Percentage of 2629.04%

Under the clearing arrangement with a clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2019 the Company was in compliance with all such requirements.

Note 11. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 5% of base compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

Note 12. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in a net deferred tax asset at December 31, 2019 were as follows:

Credits	
Accrued Expenses	$ 544,282
Fixed Assets	(27,858)
Net deferred tax asset	$ 516,424

At December 31, 2019, the Company had federal and state income tax returns for the 2015, 2016, 2017 and 2018 tax years open and subject to examination.